MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2026

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.ero.com | Email: info@ero.com

Ero Copper Corp. March 31, 2026 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 4, 2026 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three months ended March 31, 2026, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q1 2026” and “Q1 2025” are to the three months ended March 31, 2026 and March 31, 2025, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2025 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of May 4, 2026, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets, headquartered in Vancouver, B.C. The Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

Ero Copper Corp. March 31, 2026 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2026 - Q1	2025 - Q4	2025 - Q1
Copper (Caraíba Operations)
Ore Processed (tonnes)	1,072,209	1,174,732	692,901
Grade (% Cu)	0.93	1.00	1.18
Cu Production (tonnes)	8,826	10,431	7,357
Cu Production (lbs)	19,458,721	22,995,437	16,219,125
Cu Sold in Concentrate (tonnes)	9,205	10,404	6,949
Cu Sold in Concentrate (lbs)	20,293,558	22,938,017	15,318,111
Cu C1 Cash Cost(1)	$2.79	$2.27	$2.22

Copper (Tucumã Operation)
Ore Processed (tonnes)	563,717	517,246	294,314
Grade (% Cu)	1.66	1.93	2.18
Cu Production (tonnes)	8,461	9,275	5,067
Cu Production (lbs)	18,652,405	20,448,756	11,170,823
Cu Sold in Concentrate (tonnes)	8,751	9,729	5,168
Cu Sold in Concentrate (lbs)	19,292,160	21,449,509	11,393,490
Cu C1 Cash Cost(1)(2)	$1.97	$1.75	$—

Total Copper
Cu Production (tonnes)	17,287	19,706	12,424
Cu Production (lbs)	38,111,126	43,444,193	27,389,948
Cu Sold in Concentrate (tonnes)	17,956	20,133	12,117
Cu Sold in Concentrate (lbs)	39,585,718	44,387,526	26,711,601
Realized copper price(1)	$5.53	$5.07	$4.07
Cu C1 Cash Cost(1)(2)	$2.39	$2.03	$2.22

Gold (Xavantina Operations)
Ore Processed (tonnes)	37,128	53,256	33,228
Grade (g / tonne)	5.66	9.98	6.87
Au Production (oz)	5,495	13,837	6,638
Au Sold in Dore (oz)	6,019	13,401	5,834
Au Sold in Concentrate (oz)(3)	4,311	12,754	—
Au C1 Cash Cost(1)	$2,120	$766	$1,100
Au AISC(1)	$4,441	$1,702	$2,228

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, 2025 copper C1 cash cost for the Tucumã Operation and consolidated copper operations reflect only Tucumã Operation's costs from Q3 2025 onward.
(3)    Gold sold in concentrate includes gold ounces produced from the CIL circuit and the pond.

Ero Copper Corp. March 31, 2026 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2026 - Q1	2025 - Q4	2025 - Q1
Revenues	$263.2	$320.2	$125.1
Gross profit	105.9	164.4	55.5
EBITDA(1)	175.5	151.8	117.9
Adjusted EBITDA(1)	125.2	186.7	63.2
Cash flow from operations	92.8	129.1	65.4
Net income	109.3	78.7	80.6
Net income attributable to owners of the Company	108.8	77.0	80.2
- Per share (basic)	1.04	0.74	0.77
- Per share (diluted)	1.04	0.74	0.77
Adjusted net income attributable to owners of the Company(1)	72.4	108.4	35.8
- Per share (basic)	0.69	1.04	0.35
- Per share (diluted)	0.69	1.04	0.35
Cash, cash equivalents, and short-term investments	91.2	105.4	80.6
Working capital(1)	66.2	15.5	10.2
Available liquidity(1)	146.2	150.4	115.6
Net debt(1)	490.7	501.7	561.8
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Q1 2026 Highlights
Strong performance from copper operations drove solid quarterly financial results and cash flow generation that contributed to continued deleveraging during the period.
•Consolidated copper production totaled 17,287 tonnes in concentrate at C1 cash costs(1) of $2.39 per pound produced.
◦The Caraíba Operations produced 8,826 tonnes of copper in concentrate, reflecting strong throughput rates and the continued benefit of the 2025 plant debottlenecking initiative. Planned stope sequencing at the Pilar Mine drove lower mined copper grades during the period, resulting in C1 cash costs(1) of $2.79 per pound produced.
◦The Tucumã Operation produced 8,461 tonnes of copper in concentrate at C1 cash costs(1) of $1.97 per pound produced, reflecting higher plant throughput supported by the early completion in Q4 2025 of planned mill liner replacement maintenance originally scheduled for Q1 2026, and lower planned processed copper grades.
•The Xavantina Operations undertook an important, and necessary, ventilation project during the quarter resulting in production of 5,495 ounces during the quarter at C1 cash costs(1) and AISC(1) of $2,120 and $4,441 per ounce, respectively. Gold sales in the period totaled 10,330 ounces, including contributions from Xavantina's gold concentrate sales program.

Ero Copper Corp. March 31, 2026 MD&A | Page 3

•Quarterly financial performance benefitted from solid operating results at the Caraíba and Tucumã Operations along with strong metal prices.
◦Net income attributable to the owners of the Company was $108.8 million ($1.04 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(1) was $72.4 million ($0.69 per share on a diluted basis).
◦Cash flow from operations was $92.8 million.
◦Adjusted EBITDA(1) was $125.2 million.
•Available liquidity(1) at quarter-end was $146.2 million, including $91.2 million in cash and cash equivalents and $55.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility"). During the quarter, a $10.0 million repayment on the Senior Credit Facility contributed to a reduction in total balance sheet debt of over $25 million to $581.9 million, from $607.1 million at year-end 2025.

The Company is reaffirming 2026 production, operating cost and capital expenditure guidance.
•Consolidated copper production guidance of 67,500 to 77,500 tonnes is expected to be second-half weighted, reflecting increasing projected throughput volumes and copper grades at the Caraíba Operations in H2 2026 and higher mill throughput at the Tucumã Operation over the remaining quarters of the year, partially offset by a planned decline in copper grades.
•At the Xavantina Operations, the installation and tie-in of ventilation and cooling infrastructure undertaken during Q1 was substantially complete at the end of April. As a result, mining rates, mill throughput and processed grades are expected to increase sequentially over the remaining quarters of the year, with full-year gold production of 40,000 to 50,000 ounces projected to be second-half weighted. Gold concentrate sales are expected to benefit meaningfully from dryer conditions as the rainy season ends, with average quarterly rainfall at Xavantina typically declining from approximately 650 to 700 millimeters in Q1 to approximately 60 millimeters in Q2 and Q3, significantly reducing drying times and supporting higher concentrate sales volumes through the remainder of the year.
•Consolidated copper C1 cash cost guidance is maintained at $2.15 to $2.35 per pound produced, with unit costs expected to decrease in H2 2026 when processed grades at the Caraíba Operations are projected to increase. Full-year gold C1 cash cost(1) and AISC(1) guidance for the Xavantina Operations is maintained at $1,000 to $1,250 and $2,000 to $2,500 per ounce, respectively, with unit costs expected to improve with the ventilation and cooling system supporting higher mine production levels.
•Full-year capital expenditure guidance is maintained at $275 to $320 million.

Ero Copper Corp. March 31, 2026 MD&A | Page 4

The Company continues to advance the Furnas Copper-Gold Project, publishing an inaugural Preliminary Economic Assessment on March 30, 2026.(2)
•The Preliminary Economic Assessment ("PEA") for the Furnas Copper-Gold Project ("Furnas" or the "Project") was filed on SEDAR+ on March 30, 2026. The PEA outlines a large-scale, long-life operation with compelling economics, including an after-tax net present value (8%) of $2.0 billion and a 27.0% after-tax internal rate of return based on long-term copper, gold and silver prices of $4.60 per pound, $3,300 per ounce, and $40.00 per ounce, respectively.
•During Q1 2026, the Company completed over 12,000 meters of drilling at Furnas as part of the 50,000-meter 2026 drill program. The program is focused on two primary objectives: (i) upgrading inferred mineral resources to higher confidence categories ahead of future technical studies and (ii) extending mineralization along strike within the high-grade zones adjacent to planned infrastructure. Additional site activities during the quarter included advancement of engineering, environmental and permitting work.
The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    For more information on the Furnas PEA, please see the Company's press release dated March 30, 2026.

Ero Copper Corp. March 31, 2026 MD&A | Page 5

REVIEW OF OPERATIONS
The Caraíba Operations

	2026 - Q1	2025 - Q4	2025 - Q1
Ore mined (tonnes)	985,577	1,225,017	696,239
Ore processed (tonnes)	1,072,209	1,174,732	692,901
Grade (% Cu)	0.93	1.00	1.18
Recovery (%)	88.3	88.7	90.2

Cu Production (tonnes)	8,826	10,431	7,357
Cu Production (lbs)	19,458,721	22,995,437	16,219,125

Concentrate grade (% Cu)	32.3	33.0	32.3
Concentrate sales (tonnes)	28,662	31,220	21,622
Cu Sold in Concentrate (tonnes)	9,205	10,404	6,949
Cu Sold in Concentrate (lbs)	20,293,558	22,938,017	15,318,111

Copper C1 cash cost(1)	$2.79	$2.27	$2.22
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

The Caraíba Operations produced 8,826 tonnes of copper in concentrate during the quarter at a C1 cash cost(1) of $2.79 per pound of copper produced.

Copper production declined approximately 15% from the prior quarter, reflecting lower processed grades due to planned stope sequencing at the Pilar Mine and reduced contributions from the Surubim pit during the quarter due to seasonal rainfall.

Copper production from the Caraíba Operations is expected to total between 35,000 to 40,000 tonnes in 2026, with processed tonnage and grades expected to be similar in Q2 before increasing in H2 2026. Full-year 2026 copper C1 cash cost(1) guidance of $2.30 to $2.50 per pound produced is maintained, with unit costs expected to be above the guidance range in H1 2026 and decline sequentially through the third and fourth quarters.

Ero Copper Corp. March 31, 2026 MD&A | Page 6

The Tucumã Operation

	2026 - Q1	2025 - Q4	2025 - Q1
Ore mined (tonnes)	456,684	1,199,067	328,291
Ore processed (tonnes)	563,717	517,246	294,314
Grade (% Cu)	1.66	1.93	2.18
Recovery (%)	88.3	90.5	89.4

Cu Production (tonnes)	8,461	9,275	5,067
Cu Production (lbs)	18,652,405	20,448,756	11,170,823

Concentrate grade (% Cu)	28.5	29.4	30.3
Concentrate sales (tonnes)	30,518	34,111	16,279
Cu Sold in Concentrate (tonnes)	8,751	9,729	5,168
Cu Sold in Concentrate (lbs)	19,292,160	21,449,509	11,393,490

Copper C1 cash cost(1)(2)	$1.97	$1.75	$—
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, 2025 copper C1 cash cost for the Tucumã Operation and consolidated copper operations reflect only Tucumã Operation's costs from Q3 2025 onward.

The Tucumã Operation produced 8,461 tonnes of copper in concentrate during Q1 2026 at a C1 cash cost(1) of $1.97 per pound of copper produced.

Mill throughput showed steady performance increasing by more than 9% quarter-on-quarter and approximately 90% when compared to Q1 2025. Copper production decreased approximately 9% quarter-on-quarter, reflecting lower processed copper grades, partially offset by higher plant throughput.

Copper production from the Tucumã Operation is expected to total between 32,500 to 37,500 tonnes in 2026, modestly weighted to the second half of the year on higher plant throughput. Full-year C1 cash cost(1) guidance for Tucumã is maintained at $1.95 to $2.15 per pound produced.

In Q1 2026, the Company ordered modular tailings filters to augment Tucumã's tailings filtration circuit. The additional filters are expected to be installed and commissioned in H2 2026 and, accordingly, any incremental filtration capacity and associated plant throughput benefits have not been incorporated into full-year operational guidance.

Ero Copper Corp. March 31, 2026 MD&A | Page 7

The Xavantina Operations

	2026 - Q1	2025 - Q4	2025 - Q1
Ore mined (tonnes)	32,820	55,655	33,228
Ore processed (tonnes)	37,128	53,256	33,228
Head grade (grams per tonne Au)	5.66	9.98	6.87
Recovery (%)	81.3	79.6	90.8

Gold ounces produced (oz)	5,495	13,837	6,638
Silver ounces produced (oz)	2,562	8,264	3,996

Gold sold in doré (oz)	6,019	13,401	5,834
Gold sold in concentrate (oz)	4,311	12,754	—
Gold sold (oz)	10,330	26,155	5,834
Silver sold in doré (oz)	3,208	8,295	3,761

Realized gold price(1)	$4,195	$3,885	$2,705
Gold C1 cash cost(1)	$2,120	$766	$1,100
Gold AISC(1)	$4,441	$1,702	$2,228

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

The Xavantina Operations produced 5,495 ounces of gold during the quarter at C1 cash costs(1) and AISC(1) of $2,120 and $4,441 per ounce, respectively.

As expected, gold production declined from the previous quarter as mining activity was impacted during Q1 by the installation and tie-in of ventilation and cooling infrastructure and the installation of additional ground support, both of which are expected to support higher development and mining rates beginning in the second quarter.

Gold production from the Xavantina Operations is expected to total between 40,000 to 50,000 ounces in 2026 at full-year C1 cash costs(1) of $1,000 to $1,250 per ounce and AISC(1) of $2,000 to $2,500 per ounce. The installation and tie-in of the ventilation and cooling infrastructure was advanced during Q1 and was substantially complete at the end of April. As a result, mining rates, mill throughput and processed grades are expected to increase through the remainder of the year, with full-year production projected to be significantly second-half weighted and unit costs expected to decline in conjunction with higher production levels.

Quarterly gold sales totaled 10,330 ounces, including contributions from Xavantina's gold concentrate sales program, which declined as expected relative to the prior quarter due to seasonal rainfall that extends drying time. Gold concentrate sales are expected to benefit from dryer seasonal conditions throughout the remainder of the year.

Ero Copper Corp. March 31, 2026 MD&A | Page 8

2026 GUIDANCE
Consolidated copper production guidance is maintained in the range of 67,500 to 77,500 tonnes. Full-year copper production is expected to be second-half weighted at both the Caraíba and Tucumã Operations. Production at Caraíba in Q2 is expected to be broadly similar to Q1 before increasing in H2 2026, driven by higher processed grades from planned mine sequencing along with higher throughput levels. Production at Tucumã is expected to be modestly higher in H2 2026 on higher plant throughput, partially offset by lower planned copper grades.

Full-year consolidated copper C1 cash cost(1) guidance is maintained at $2.15 to $2.35 per pound produced, with costs expected to be above the guidance range in H1 2026 and to decrease sequentially through H2 2026 as processed grades at the Caraíba Operations increase.
At the Xavantina Operations, gold production from mining and processing operations is expected to total between 40,000 to 50,000 ounces in 2026. Gold production is expected to be lowest in Q1, with mining rates, mill throughput and processed grades expected to increase sequentially through the remainder of the year with work on the ventilation and cooling system tie-in substantially complete at the end of April. As a result, production at Xavantina is expected to be weighted towards H2 2026.

Full-year gold C1 cash cost(1) and AISC(1) guidance for the Xavantina Operations is maintained at $1,000 to $1,250 and $2,000 to $2,500 per ounce, respectively. Unit costs are expected to be highest in Q1 and to decline over the remaining quarters of the year as production volumes increase.

Gold concentrate sales volumes are expected to be lowest in Q1 due to the impact of heavy seasonal rainfall on concentrate drying times and are expected to benefit from dryer conditions through the remainder of 2026. Gold concentrate sales from historic stockpiles are not included in Xavantina's guidance ranges, which capture only production from mining and processing operations.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. March 31, 2026 MD&A | Page 9

2026 Production and Cost Guidance

Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000
Tucumã Operation	32,500 - 37,500
Total Copper	67,500 - 77,500

Consolidated Copper C1 Cash Cost ($/lb)(1)
Caraíba Operations	$2.30 - $2.50
Tucumã Operation	$1.95 - $2.15
Consolidated Copper Operations	$2.15 - $2.35

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000
Gold C1 Cash Cost(1) ($/oz)	$1,000 - $1,250
Gold AISC(1) ($/oz)	$2,000 - $2,500

Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

2026 Capital Expenditure Guidance

Total capital expenditures guidance remains unchanged at a range between $275 to $320 million.

Figures presented in the table below are in USD millions.

Caraíba Operations	$170 - $185
Tucumã Operation	$35 - $45
Xavantina Operations	$40 - $50
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40
Total	$275 - $320
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent AIF, for a detailed summary of risk factors.

Ero Copper Corp. March 31, 2026 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q1 2026 and Q1 2025. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended March 31,
	Notes	2026	2025

Revenue	1	$263,170	$125,088
Cost of sales	2	(157,256)	(69,566)
Gross profit		105,914	55,522
Expenses
General and administrative		(11,058)	(11,371)
Share-based compensation		(2,640)	(1,173)
Operating Income		92,216	42,978
Finance income		1,121	838
Finance expense	3	(11,064)	(4,723)
Foreign exchange gain	4	53,655	58,400
Other expenses		(8,732)	(2,125)
Income before income taxes		127,196	95,368
Income tax expense
Current		(7,197)	(3,718)
Deferred		(10,688)	(11,023)
	5	(17,885)	(14,741)
Net income for the period		$109,311	$80,627

Other comprehensive gain
Foreign currency translation gain	6	51,881	45,775
Comprehensive income		$161,192	$126,402

Net income per share attributable to owners of the Company
Basic		$1.04	$0.77
Diluted		$1.04	$0.77
Weighted average number of common shares outstanding
Basic		104,262,136	103,564,654
Diluted		105,023,869	103,904,737

Ero Copper Corp. March 31, 2026 MD&A | Page 11

Notes:

1.    Revenues from copper sales in Q1 2026 was $220.7 million (Q1 2025 - $109.5 million) on sale of 39.6 million lbs of copper (Q1 2025 - 26.7 million lbs). The increase in copper revenues was primarily attributed to a 48% increase in copper sold and a 36% higher average realized price against the comparative period.

Revenues from gold sales in Q1 2026 was $42.5 million (Q1 2025 - $15.6 million) on sale of 6,019 ounces of gold in dore (Q1 2025 - 5,834 ounces) and 4,311 ounces of gold in concentrate (Q1 2025 - nil ounces) at an average realized price of $4,195 per ounce (Q1 2025 - $2,705 per ounce). The increase in gold revenues was primarily driven by 55% higher realized gold price and 77% higher sales volumes.

2.    Cost of sales for Q1 2026 from copper sales was $136.2 million (Q1 2025 - $59.5 million). Cost of sales includes production costs which primarily consist of $33.0 million (Q1 2025 - $14.7 million) in depreciation and depletion, $25.8 million (Q1 2025 - $6.3 million) in contracted services, $23.0 million (Q1 2025 - $16.0 million) in salaries and benefits, $17.5 million (Q1 2025 - $10.2 million) in materials and consumables, $15.8 million (Q1 2025 - $8.8 million) in maintenance costs, $11.1 million (Q1 2025 - $3.6 million) in sales expenses, $5.3 million (Q1 2025 - $3.6 million) in utilities, and $3.8 million decrease (Q1 2025 - $4.1 million increase) in inventories. The increase in cost of sales in Q1 2026 compared to Q1 2025 was primarily attributed to a $41.8 million increase in cost of sales at the Tucumã Operation upon achieving commercial production in Q3 2025, as well as a $34.9 million increase at the Caraíba Operations reflecting higher mining and processing costs due to increased ore processed to offset lower head grades.

Cost of sales for Q1 2026 from gold sales was $21.1 million (Q1 2025 - $10.1 million). Cost of sales includes production costs which primarily consist of $5.0 million (Q1 2025 - $3.6 million) in depreciation and depletion, $4.5 million (Q1 2025 - $2.9 million) in salaries and benefits, $2.4 million (Q1 2025 - $1.5 million) in materials and consumables, $3.0 million (Q1 2025 - $1.9 million) in contracted services, $1.3 million (Q1 2025 - $0.7 million) in maintenance costs, $0.9 million (Q1 2025 - $0.5 million) in utilities, and $1.7 million decrease (Q1 2025 - $1.3 million increase) in inventories. The increase in cost of sales as compared to Q1 2025 reflects higher mining costs as the operation transitioned to mechanized mining, as well as increase in tonnes processed to offset lower head grades.

3.    Finance expense for Q1 2026 was $11.1 million (Q1 2025 - $4.7 million) and was primarily comprised of interest on loans and borrowings of $5.4 million (Q1 2025 - nil), other finance expense of $2.3 million (Q1 2025 - $2.7 million), accretion of deferred revenue of $1.9 million (Q1 2025 - $0.6 million), accretion of asset retirement obligations of $0.8 million (Q1 2025 - $0.8 million), and lease interest of $0.7 million (Q1 2025 - $0.6 million). The increase in finance expense from Q1 2025 was primarily due to a decrease in capitalization of borrowing costs after commercial production was achieved at the Tucumã Operation effective July 1, 2025. During the quarter, $4.9 million (Q1 2025 - $11.0 million) in borrowing costs were capitalized to projects in progress primarily related to Deepening project.

4.    Foreign exchange gain for Q1 2026 was $53.7 million (Q1 2025 - $58.4 million gain). This amount is primarily comprised of $34.6 million (Q1 2025 - $45.1 million gain) in foreign exchange gain on USD denominated debt at MCSA for which the functional currency is the BRL, $16.5 million (Q1 2025 - $16.8 million gain) of unrealized foreign exchange gain on derivative contracts, and $7.3 million (Q1 2025 - $2.2 million loss) of realized foreign exchange gain on derivative contracts, partially offset by other foreign exchange losses of $4.8 million (Q1 2025 - $1.3 million losses). The unrealized foreign exchange gain on USD denominated debt and on derivative contracts was a result of a 5% strengthening of the BRL against the USD during the period.

5.    In Q1 2026, the Company recognized $17.9 million in income tax expense (Q1 2025 $14.7 million expense). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year.

6.    The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q1 2026, which strengthened from approximately 5.50 BRL per US dollar at the beginning of Q1 2026 to approximately 5.22 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. March 31, 2026 MD&A | Page 12

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Mar. 31,(1)	Dec. 31,(2)	Sep. 30,(3)	Jun. 30,(4)	Mar. 31,(5)	Dec. 31,(6)	Sep. 30,(7)	Jun. 30,(8)
	2026	2025	2025	2025	2025	2024	2024	2024
Revenue	$263.2	$320.2	$177.1	$163.5	$125.1	$122.5	$124.8	$117.1
Cost of sales	$(157.3)	$(155.7)	$(119.7)	$(96.2)	$(69.6)	$(70.2)	$(71.1)	$(73.8)
Gross profit	$105.9	$164.4	$57.4	$67.3	$55.5	$52.4	$53.7	$43.3
Net income (loss) for period	$109.3	$78.7	$36.5	$71.0	$80.6	$(48.9)	$41.4	$(53.4)
Income (loss) per share attributable to owners of the Company
- Basic	$1.04	$0.74	$0.35	$0.68	$0.77	$(0.47)	$0.40	$(0.52)
- Diluted	$1.04	$0.74	$0.35	$0.68	$0.77	$(0.47)	$0.39	$(0.52)
Weighted average number of common shares outstanding
- Basic	104,262,136	103,961,272	103,621,631	103,582,082	103,564,654	103,345,064	103,239,881	103,082,363
- Diluted	105,023,869	104,693,751	104,044,755	103,905,561	103,904,737	103,345,064	103,973,827	103,082,363

Notes:

1.During Q1 2026, the Company recognized net income of $109.3 million compared to net income of $78.7 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $77.0 million increase in foreign exchange gains ($53.7 million gain compared to $23.3 million loss in the prior quarter), a $6.3 million decrease in share-based compensation, a $5.6 million decrease in income tax expense, partially offset by a $58.5 million decrease in gross profit and a $1.8 million increase in other expenses.

2.During Q4 2025, the Company recognized net income of $78.7 million compared to net income of $36.5 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $107.0 million higher gross profit, partially offset by $45.4 million lower foreign exchange gain ($23.3 million loss compared to $22.1 million gain in the prior quarter), $10.7 million increase in income tax expense, $6.2 million increase in other expenses, and $2.2 million increase in share-based compensation from mark-to-market revaluation of share-based compensation liability.

3.During Q3 2025, the Company recognized net income of $36.5 million compared to net income of $71.0 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $16.5 million lower foreign exchange gain, $9.9 million lower gross profit and $5.4 million higher finance expense from the cessation of capitalization of borrowing costs at the Tucumã Operation following the declaration of commercial production on July 1, 2025.

4.During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.3 million in the current quarter compared to $55.5 million in the preceding quarter.

Ero Copper Corp. March 31, 2026 MD&A | Page 13

5.During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4 million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter.

6.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

7.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

8.During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2026, the Company had cash and cash equivalents of $91.2 million and available liquidity of $146.2 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents decreased by $14.2 million from December 31, 2025. The Company’s cash flows from operating, investing, and financing activities for the three months ended March 31, 2026, are summarized as follows:

•Cash from operating activities of $92.8 million, primarily consists of:
◦$125.2 million of adjusted EBITDA (see Non-IFRS Measures);
net of:
◦$24.1 million of net change in non-cash working capital items;
◦$5.3 million of amortization of non-cash deferred revenues; and
◦$2.4 million of derivative contract settlements.

Partially offset by:

•Cash used in investing activities of $60.1 million, including:
◦$55.8 million of additions to mineral property, plant and equipment; and

Ero Copper Corp. March 31, 2026 MD&A | Page 14

◦$5.0 million of additions to exploration and evaluation assets;
net of:
◦$0.7 million in interest received.
•Cash used in financing activities of $42.5 million, primarily consists of:
◦$21.4 million of principal repayments on loans and borrowings;
◦$16.8 million of interest paid on loans and borrowings; and
◦$5.2 million of lease payments;

net of:
◦$2.7 million of new loans and borrowings; and
◦$1.1 million of proceeds from exercise of stock options.

As at March 31, 2026, the Company had working capital of $66.2 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future.

At March 31, 2026, the Company had available liquidity of $146.2 million, including $91.2 million in cash and cash equivalents and $55.0 million of undrawn availability under its Senior Credit Facility.

The Company has a senior revolving credit facility (the "Senior Revolving Credit Facility") which has a borrowing limit of $200 million and matures in December 2028. The applicable interest margin is based on sliding scales of SOFR plus 2.00% to 4.25% and commitment fee ranges from 0.45% to 0.96%, based on the Company's net leverage ratio, with lower leverage ratios resulting in lower pricing.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, including MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. March 31, 2026 MD&A | Page 15

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestone from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The delivery of additional ounces under the amended stream is expected to commence in 2028.

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement (the "Xavantina Gold Stream") with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Cash and cash equivalents	91,207	$105,442
Trade receivables	48,064	41,061
Derivatives	23,586	4,701
Note receivables	14,564	13,403
Deposits and other assets	3,545	3,577
	$180,966	$168,184

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

Ero Copper Corp. March 31, 2026 MD&A | Page 16

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At March 31, 2026, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $26.1 million (December 31, 2025 - $24.4 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $15.7 million (December 31, 2025 - $14.9 million). The carrying value of the PMA note receivable at March 31, 2026 was $10.4 million (December 31, 2025 - $9.5 million), entirely included in deposits and other non-current assets. No provision was recorded on the credit loss provision in the three months ended March 31, 2026 (nil for the three months ended March 31, 2025).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on March 31, 2026:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$581,893	$716,738	$72,547	$217,969	$426,222	$—
Accounts payable and accrued liabilities	144,364	147,624	147,624	—	—	—
Other non-current liabilities	16,739	31,165	—	29,947	831	387
Leases	21,544	23,510	16,400	7,001	106	3
Total	$764,540	$919,037	$236,571	$254,917	$427,159	$390

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering

Ero Copper Corp. March 31, 2026 MD&A | Page 17

future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2026 relates to $37.7 million (December 31, 2025 – $46.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2026 on $595.9 million of intercompany loan balances (December 31, 2025 - $604.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2026 by 10% and 20%, would have decreased (increased) pre-tax net loss by $63.1 million and $126.2 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at March 31, 2026 is summarized as follows:

Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
$403.5 million	USD/BRL	5.54	6.34	April 2026 - December 2026

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $23.6 million (December 31, 2025 - net asset of $4.4 million).The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $16.5 million for the three months ended March 31, 2026 (a gain of $16.8 million for the three months ended March 31, 2025), which has been recognized in foreign exchange gain.

In addition, during the three months ended March 31, 2026, the Company recognized a realized gain of $7.3 million (realized loss of $2.2 million for the three months ended March 31, 2025) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at March 31, 2026, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Ero Copper Corp. March 31, 2026 MD&A | Page 18

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At March 31, 2026, the Company had gold collar contracts on 5,000 ounces of gold per month from April 2026 to June 2026. These gold derivative contracts establish an average floor price of $3,800 per ounce of gold and an average cap price of $4,350 per ounce. As of March 31, 2026, the fair value of these contracts was a net liability of $8.3 million (December 31, 2025 - liability of $6.8 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the three months ended March 31, 2026, the Company recognized an unrealized loss of $0.8 million (unrealized loss of $2.1 million for the three months ended March 31, 2025) and a $7.9 million realized loss (nil for the three months ended March 31, 2025) in relation to its commodity derivatives in other income or loss.

At March 31, 2026, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at March 31, 2026, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $8.6 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2026, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of May 4, 2026, the Company had 104,277,968 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Ero Copper Corp. March 31, 2026 MD&A | Page 19

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2025. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities and income taxes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. Key sources of estimation uncertainty, including those the Company believes to be critical accounting estimates, include derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, expected credit losses and realization of value-added tax receivable. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. March 31, 2026 MD&A | Page 20

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis.

	2026 - Q1	2025 - Q1
Caraíba Operations
Growth	$11,142	$11,149
Sustaining	24,804	21,436
Exploration	1,683	2,434
Deposit on Projects	621	(615)
Total, Caraíba Operations	$38,250	$34,404

Tucumã Operation
Growth	—	1,160
Sustaining	5,180	1,597
Capitalized ramp-up costs	—	12,005
Exploration	155	904
Deposit on Projects	485	(214)
Total, Tucumã Operation	$5,820	$15,452

Xavantina Operations
Growth	917	—
Sustaining	8,123	3,904
Exploration	1,405	845
Deposit on Projects	3,392	69
Total, Xavantina Operations	$13,837	$4,818

Corporate and Other
Growth	29	293
Sustaining	866	—
Exploration	5,474	2,642
Deposit on Projects	17	(8)
Total, Corporate and Other	$6,386	$2,927

Consolidated
Growth	12,088	12,602
Sustaining	38,973	26,937
Capitalized ramp-up costs	—	12,005
Exploration	8,717	6,825
Deposit on Projects	4,515	(768)
Total, Consolidated Capital Expenditures	$64,293	$57,601

Ero Copper Corp. March 31, 2026 MD&A | Page 21

	2026 - Q1	2025 - Q1
Total, Consolidated Capital Expenditures	$64,293	$57,601
Add (less):
Additions to exploration and evaluation assets	(5,682)	(3,109)
Additions to right-of-use assets	1,599	7,175
Capitalized depreciation	224	94
Total, additions per Mineral Properties, Plant and Equipment note	$60,434	$61,761

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost

Copper C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits and incentive payments.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. March 31, 2026 MD&A | Page 22

The Caraíba Operations

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Cost of production	$62,352	$55,895	$35,719
Add (less):
Transportation costs & other	2,896	1,904	1,322
Treatment, refining, and other	2,164	3,328	2,410
By-product credits	(10,077)	(7,614)	(4,699)
Incentive payments	(1,534)	(1,516)	(1,289)
Net change in inventory	(1,483)	266	2,659
Foreign exchange translation and other	(87)	110	(147)
C1 cash costs	$54,231	$52,373	$35,975

	2026 - Q1	2025 - Q4	2025 - Q1
Costs
Mining	$42,411	$38,482	$25,796
Processing	9,102	8,867	6,352
Indirect	7,735	7,406	4,794
Production costs	59,248	54,755	36,942
By-product credits	(10,077)	(7,614)	(4,699)
Treatment, refining and other	5,060	5,232	3,732
C1 cash costs	$54,231	$52,373	$35,975

	2026 - Q1	2025 - Q4	2025 - Q1
Costs per pound
Total copper produced (lbs, 000)	19,459	22,995	16,219

Mining	$2.18	$1.67	$1.59
Processing	$0.47	$0.39	$0.39
Indirect	$0.40	$0.32	$0.30
By-product credits	$(0.52)	$(0.33)	$(0.29)
Treatment, refining and other	$0.26	$0.22	$0.23
Copper C1 cash costs	$2.79	$2.27	$2.22

Ero Copper Corp. March 31, 2026 MD&A | Page 23

The Tucumã Operation(1)

Reconciliation:	2026 - Q1	2025 - Q4
Cost of production	$29,738	$29,689
Add (less):
Transportation costs & other	6,391	8,376
Treatment, refining, and other	2,471	—
By-product credits	(701)	—
Incentive payments	(546)	(396)
Net change in inventory	(556)	(1,970)
Foreign exchange translation and other	(4)	—
C1 cash costs	$36,793	$35,699

(1)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. Tucumã Operation reflects costs from Q3 2025 onward only.

	2026 - Q1	2025 - Q4
Costs
Mining	$6,538	$6,110
Processing	17,976	17,253
Indirect	4,118	3,945
Production costs	28,632	27,308
By-product credits	(701)	—
Treatment, refining and other	8,862	8,391
C1 cash costs	$36,793	$35,699

	2026 - Q1	2025 - Q4
Costs per pound
Total copper produced (lbs, 000)	18,652	20,449

Mining	$0.35	$0.30
Processing	$0.96	$0.84
Indirect	$0.22	$0.19
By-product credits	$(0.04)	$—
Treatment, refining and other	$0.48	$0.42
Copper C1 cash costs	$1.97	$1.75

Ero Copper Corp. March 31, 2026 MD&A | Page 24

Total Copper Operations(1)

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Cost of production	$92,090	$85,584	$35,719
Add (less):
Transportation costs & other	9,287	10,280	1,322
Treatment, refining, and other	4,635	3,328	2,410
By-product credits	(10,778)	(7,614)	(4,699)
Incentive payments	(2,080)	(1,912)	(1,289)
Net change in inventory	(2,039)	(1,704)	2,659
Foreign exchange translation and other	(91)	110	(147)
C1 cash costs	$91,024	$88,072	$35,975

	2026 - Q1	2025 - Q4	2025 - Q1
Costs
Mining	$48,949	$44,592	$25,796
Processing	27,078	26,120	6,352
Indirect	11,853	11,351	4,794
Production costs	87,880	82,063	36,942
By-product credits	(10,778)	(7,614)	(4,699)
Treatment, refining and other	13,922	13,623	3,732
C1 cash costs	$91,024	$88,072	$35,975

(1)     Total Copper Operations include Caraíba and Tucumã. C1 cash costs for periods prior to Q3 2025 exclude the Tucumã Operation, which achieved commercial production effective July 1, 2025

	2026 - Q1	2025 - Q4	2025 - Q1
Costs per pound
Total copper produced (lbs, 000)	38,111	43,444	16,219

Mining	$1.28	$1.03	$1.59
Processing	$0.71	$0.60	$0.39
Indirect	$0.31	$0.26	$0.30
By-product credits	$(0.28)	$(0.18)	$(0.29)
Treatment, refining and other	$0.37	$0.32	$0.23
Copper C1 cash costs	$2.39	$2.03	$2.22

Ero Copper Corp. March 31, 2026 MD&A | Page 25

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following tables provide a calculation of realized copper price and a reconciliation to copper segment.

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Copper revenue(1)	$220,704	$222,454	$109,502
less: by-product credits	(10,778)	(7,614)	(5,252)
Net copper revenue	209,926	214,840	104,250
add: treatment, refining and other	4,635	5,586	2,489
add: royalty taxes	4,278	4,621	1,992
Gross copper revenue	218,839	225,047	108,731
Total copper sold in concentrate (lbs, 000)	39,586	44,388	26,712
Realized copper price	$5.53	$5.07	$4.07
(1) Copper revenue includes provisional price and volume adjustments

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. March 31, 2026 MD&A | Page 26

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Cost of production	$13,877	$12,882	$6,225
Add (less):
Incentive payments	(320)	(442)	(269)
Net change in inventory	(807)	(208)	1,339
By-product credits	(189)	(459)	(111)
Smelting and refining and selling expenses	769	320	146
Gold concentrate re-handling cost	(1,641)	(1,444)	—
Foreign exchange translation and other	(38)	(44)	(29)
C1 cash costs	$11,651	$10,605	$7,301
Site general and administrative	1,409	1,628	1,077
Accretion of mine closure and rehabilitation provision	145	152	141
Sustaining capital expenditure	8,136	7,091	3,909
Sustaining lease payments	2,623	3,073	2,021
Royalties and production taxes	434	995	338
AISC	$24,398	$23,544	$14,787

	2026 - Q1	2025 - Q4	2025 - Q1
Costs
Mining	$5,820	$5,619	$3,760
Processing	2,940	3,138	2,206
Indirect	2,311	1,987	1,300
Production costs	11,071	10,744	7,266
Smelting and refining costs	769	320	146
By-product credits	(189)	(459)	(111)
C1 cash costs	$11,651	$10,605	$7,301
Site general and administrative	1,409	1,628	1,077
Accretion of mine closure and rehabilitation provision	145	152	141
Sustaining capital expenditure	8,136	7,091	3,909
Sustaining leases payments	2,623	3,073	2,021
Royalties and production taxes	434	995	338
AISC	$24,398	$23,544	$14,787

Ero Copper Corp. March 31, 2026 MD&A | Page 27

Costs per ounce
Total gold produced (ounces)	5,495	13,837	6,638

Mining	$1,059	$406	$566
Processing	$535	$227	$332
Indirect	$420	$143	$195
Smelting and refining	$140	$23	$22
By-product credits	$(34)	$(33)	$(16)
Gold C1 cash cost	$2,120	$766	$1,100
Gold AISC	$4,441	$1,702	$2,228

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2026 - Q1	2025 - Q4	2025 - Q1
Xavantina revenue	$42,466	$97,699	$15,586
less: by-product credits	(189)	(459)	(111)
Gold revenue, net	$42,277	$97,240	$15,475
add: smelting, refining, and other charges	1,054	4,384	304

Gold revenue, gross	$43,331	$101,624	$15,779
Spot (cash)	$30,627	$88,868	$12,754
Stream (cash)	$7,375	$7,373	$779
Stream (amortization of deferred revenue)	$5,329	$5,383	$2,246

Total gold ounces sold	10,330	26,155	5,834
Spot	6,316	21,712	4,467
Stream	4,014	4,443	1,367

Realized gold price (per ounce)	$4,195	$3,885	$2,705
Spot (cash)	$4,849	$4,093	$2,855
Stream (cash)	$1,837	$1,659	$570
Stream (amortization of deferred revenue)	$1,328	$1,212	$1,643

Ero Copper Corp. March 31, 2026 MD&A | Page 28

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Net Income	$109,311	$78,738	$80,627
Adjustments:
Finance expense	11,064	11,330	4,723
Finance income	(1,121)	(2,201)	(838)
Income tax expense	17,885	23,453	14,741
Amortization and depreciation	38,319	40,503	18,620
EBITDA	$175,458	$151,823	$117,873
Foreign exchange (gain) loss	(53,655)	23,352	(58,400)
Share based compensation	2,640	8,909	1,173
Unrealized loss on commodity derivatives	751	1,597	2,102
Change in rehabilitation and closure provision(1)	—	556	—
Others	—	507	458
Adjusted EBITDA	$125,194	$186,744	$63,206

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share

Ero Copper Corp. March 31, 2026 MD&A | Page 29

attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Net income as reported attributable to the owners of the Company	$108,771	$76,970	$80,227
Adjustments:
Share based compensation	2,640	8,909	1,173
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(30,260)	19,289	(39,628)
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(16,464)	4,723	(16,739)
Unrealized loss on commodity derivatives	733	1,559	2,079
Change in rehabilitation and closure provision(1)	—	554	—
Others	—	504	458
Tax effect on the above adjustments	7,014	(4,061)	8,279
Adjusted net income attributable to owners of the Company	$72,434	$108,447	$35,849

Weighted average number of common shares
Basic	104,262,136	103,961,272	103,564,654
Diluted	105,023,869	104,693,751	103,904,737

Adjusted EPS
Basic	$0.69	$1.04	$0.35
Diluted	$0.69	$1.04	$0.35
(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

Ero Copper Corp. March 31, 2026 MD&A | Page 30

	March 31, 2026	December 31, 2025	March 31, 2025
Current portion of loans and borrowings	$39,202	$55,711	$52,479
Long-term portion of loans and borrowings	542,691	551,403	589,860
Less:
Cash and cash equivalents	(91,207)	(105,442)	(80,573)
Net debt (cash)	$490,686	$501,672	$561,766

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2026	December 31, 2025	March 31, 2025
Current assets	$290,299	$276,212	$232,292
Less: Current liabilities	(224,064)	(260,718)	(222,048)
Working capital	$66,235	$15,494	$10,244

Cash and cash equivalents	91,207	105,442	80,573
Available undrawn revolving credit facilities(1)	55,000	45,000	35,000
Available liquidity	$146,207	$150,442	$115,573

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.

Ero Copper Corp. March 31, 2026 MD&A | Page 31

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the President and CEO and Executive Vice President and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three months ended March 31, 2026.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI-43-101 and entitled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil", dated December 19, 2025 with an effective date of June 30, 2025, prepared by Branca Horta de Almeida Abrantes, MAIG, Hugo Ribeiro de Andrade Filho, FAusIMM (CP), Leonardo de Moraes Soares, MAIG, Paulo Roberto Bergmann Moreira, FAusIMM and Porfirio Cabaleiro Rodriguez, FAIG, all of GE21. Each a "qualified person" and "independent" of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos

Ero Copper Corp. March 31, 2026 MD&A | Page 32

Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled "Preliminary Economic Assessment for the Furnas Project, Para State, Brazil", dated March 30, 2026 with an effective date of February 23, 2026, prepared by João Estevão Jr., MAIG of SDPM Mining Consulting ("SDPM"), Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) (Chilean Mining Commission), and Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission), all of Redco Mining Consultants ("Redco"), and Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) Reserve and Resource Manager of the Company (the “Furnas Project Technical Report”). Each of João Estevão Jr., MAIG, Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) Chilean Mining Commission), Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission) and Cid Gonçalves Monteiro Filho, RM SME, FAusIMM, MAIG, is a “qualified person” of the Company within the meaning of NI 43-101. Each of Joao Estevao Jr., MAIG, Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) Chilean Mining Commission), Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission) is “independent” of the Company within the meaning of NI 43-101. Cid Gonçalves Monteiro Filho, RM SME, FAusIMM, MAIG, being the Resource and Reserve Manager of the Company, is not “independent” of the Company within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report, the Tucumã Project Technical Report, and the Furnas Project Technical Report, each of which is available for review on the Company's website at www.ero.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Mineral Resources and Reserves Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-

Ero Copper Corp. March 31, 2026 MD&A | Page 33

looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report the Tucumã Project Technical Report and the Furnas Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Operation, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources (including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations) and successfully developing new deposits; the Company's ability to monetize gold concentrates produced at the Xavantina Operations, including the expected tonnes of gold concentrate to be sold and associated grade per tonne; the costs and timing of future exploration, development and construction; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to manage risks related to future copper and gold price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among

Ero Copper Corp. March 31, 2026 MD&A | Page 34

other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available is available on the Company’s website at www.ero.com, and under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Ero Copper Corp. March 31, 2026 MD&A | Page 35